AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 2019

No. 811-22624

No. 333-177651

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 15	☒

and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 18	☒

(Check appropriate box or boxes)

ARROW ETF TRUST

(Exact Name of Registrant as Specified in Charter)

6100 Chevy Chase Drive, Suite 100

Laurel, MD 20707

(Address of Principal Executive Office)

Registrant’s Telephone Number, including Area Code:  (631) 470-2600

Name and Address of Agent for Service:	With a copy to:
The Corporation Trust Company	JoAnn M. Strasser, Esq.
Thompson Hine LLP
251 Little Falls Drive	41 South High Street
Wilmington, DE 19808	Suite 1700
Columbus, OH 20001

It is proposed that the filing will become effective:

☒       immediately upon filing pursuant to paragraph (b)

☐       on ____________ pursuant to paragraph (b)

☐        60 days after filing pursuant to paragraph (a)(1)

☐       on  __________  pursuant to paragraph (a)(1)

☐      75 days after filing pursuant to paragraph (a)(2)

☐       on ____________ pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

☐       This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Explanatory Note

This Post-Effective Amendment no. 15 and Amendment No. 17 (the “Amendment”) to the Registration Statement on Form N-1A under the Securities Act of 1933 and Investment Company Act of 1940 (File Nos. 333-177651 and 811-22624) of Arrow ETF Trust (the “Registration Statement”) is being filed solely for the purpose of updating the exhibit list and adding additional exhibits to the Registration Statement.

This Amendment consists of the facing page, this explanatory note and Part C to the Registration Statement.

This Amendment does not modify any other part of the Registration Statement.

ARROW ETF TRUST

PART C

Item 28. Exhibits.

(a)(i)	Certificate of Trust – Filed with the Securities and Exchange Commission on November 1, 2011 and incorporated herein by reference.
(ii)	Certificate of Amendment to Certificate of Trust. Filed with the Securities and Exchange Commission on May 30, 2014.
(iii)	Trust Instrument – Filed with the Securities and Exchange Commission on November 1, 2011 and incorporated herein by reference.
(b)	By-laws – Filed with the Securities and Exchange Commission on November 1, 2011 and incorporated herein by reference.
(c)	Instruments Defining Rights of Security Holders – See Exhibit (a)(iii) Trust Instrument, Articles IV, V, and VI, and Exhibit (b) and By-Laws, Articles V, VI, VII and VIII.
(d)	Investment Advisory Agreement, January 19, 2012, as amended and restated February 8, 2016, with Arrow Investment Advisors, LLC, which was filed as an exhibit to the Registrant’s Registration Statement on May 27, 2016, is incorporated by reference.
(e)(i)	ETF Distribution Agreement with Northern Lights Distributors, LLC.*
(ii)	Form of Authorized Participant Agreement – Filed with the Securities and Exchange Commission on April 3, 2012 and incorporated herein by reference.
(f)	Not applicable.
(g)	Custody and Transfer Agent Agreement with Brown Brothers Harriman & Co. – Filed with the Securities and Exchange Commission on April 3, 2012 and incorporated herein by reference.
(h)(i)	ETF Fund Services Agreement with Gemini Fund Services, LLC.*
(i)(i)	Opinion of Counsel – Filed with the Securities and Exchange Commission on May 30, 2014 and incorporated herein by reference.
(j)	Consent of Independent Registered Public Accounting Firm – Filed herewith.
(k)	Not applicable.
(l)	Letter of Investment Intent – Filed with the Securities and Exchange Commission on April 3, 2012 and incorporated herein by reference.
(m)	Plan Pursuant to Rule 12b-1 with respect to shares of the Registrant – Filed with the Securities and Exchange Commission on April 3, 2012 and incorporated herein by reference.
(n)	Not applicable.
(o)	Reserved.
(p)(i)	Code of Ethics of Registrant – Filed with the Securities and Exchange Commission on April 3, 2012 and incorporated herein by reference.
(ii)	Code of Ethics of Arrow Investment Advisors, LLC – Filed with the Securities and Exchange Commission on April 3, 2012 and incorporated herein by reference.
(iii)	Code of Ethics of Northern Lights Distributors, LLC (NorthStar Financial Services Group, LLC), dated November 1, 2016 which was filed as an exhibit on May 31, 2018, and incorporated herein by reference.
(q)(i)	Powers of Attorney. Power of Attorney each trustee and principal executive and financial officer. Filed on May 30, 2014, and incorporated herein by reference.

*       Filed herewith.

 Item 29. Persons Controlled by or Under Common Control with the Registrant.

There are no persons controlled by or under common control with the Registrant.

Item 30. Indemnification.

The Registrant is organized as a Delaware statutory trust and is operated pursuant to an Trust Instrument dated as of August 29, 2011 (the “Trust Instrument”), that permits the Registrant to indemnify its trustees and officers under certain circumstances. Such indemnification, however, is subject to the limitations imposed by the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended. The Registrant’s Trust Instrument provides that officers and trustees of the Trust shall be indemnified by the Trust against liabilities and expenses of defense in proceedings against them by reason of the fact that they each serve as an officer or trustee of the Trust or as an officer or trustee of another entity at the request of the entity.

In particular, Article IX, Section 2 of the Registrant’s Trust Instrument provides that:

Section 2. INDEMNIFICATION.

(a) Subject to the exceptions and limitations contained in subsection (b) below:

(i)       every person who is, or has been, a Trustee or an officer, employee or agent of the Trust, including persons who act at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (“Covered Person”) shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in the settlement thereof.

(ii)       as used herein, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (whether civil, criminal or administrative proceedings, regulatory investigations, or other proceedings, including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, counsel fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b)       No indemnification shall be provided hereunder to a Covered Person:

(i)       who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or (B) not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust; or

(ii)       in the event of a settlement, if there has been a determination that such Covered Person engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office: (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c)       The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled and shall inure to the benefit of the heirs, executors and administrators of a Covered Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

(d)       To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in subsection (a) of this Section shall be paid by the Trust or applicable Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him or her to the Trust or applicable Series if it is ultimately determined that he or she is not entitled to indemnification under this Section.

(e)       Any repeal or modification of this Article IX by the Shareholders, or adoption or modification of any other provision of this Trust Instrument or the By-laws inconsistent with this Article, shall be prospective only, to the extent that such, repeal or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.

Section 3. INDEMNIFICATION OF SHAREHOLDERS.

If any Shareholder or former Shareholder of any Series is held personally liable solely by reason of his or her being or having been a Shareholder and not because of his or her acts or omissions or for some other reason, the Shareholder or former Shareholder (or his or her heirs, executors, administrators or other legal representatives or, in the case of any entity, its general successor) shall be entitled out of the Assets belonging to the applicable Series to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Series, shall, upon request by such Shareholder or former Shareholder, assume the defense of any claim made against him or her for any act or obligation of the Series and satisfy any judgment thereon from the Assets belonging to the Series.

Item 31.  Business and Other Connections of the Investment Advisor.

Reference is made to the caption “Management of the Fund” in the Prospectus constituting Part A which is included in this Registration Statement and “Management” in the Statement of Additional Information constituting Part B which is included in this Registration Statement.

The information as to the directors and executive officers of Arrow Investment Advisors, LLC is set forth in Arrow Investment Advisors, LLC’s Form ADV filed with the Securities and Exchange Commission on March 27, 2013 and amended through the date hereof, and is incorporated herein by reference.

Item 32.  Principal Underwriters.

a) Northern Lights Distributors, LLC (“NLD”), the principal underwriter of the Registrant, also acts as principal underwriter for the following: AdvisorOne Funds, Arrow Investments Trust, Centerstone Investors Trust, Copeland Trust, Equinox Funds Trust, Miller Investment Trust, Mutual Fund Series Trust, Mutual Fund and Variable Insurance Trust, Neiman Funds, North Country Funds, Northern Lights Fund Trust, Northern Lights Fund Trust II, Northern Lights Fund Trust III, Northern Lights Fund Trust IV, Northern Lights Variable Trust, OCM Mutual Fund, PREDEX, Princeton Private Investments Access Fund, The Saratoga Advantage Trust, Tributary Funds, Inc., and Two Roads Shared Trust.

(b) Northern Lights Distributors, LLC is registered with Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The principal business address of Northern Lights Distributors, LLC is 17605 Wright Street, Omaha, Nebraska 68130. To the best of Registrant’s knowledge, the following are the managers and officers of Northern Lights Distributors, LLC:

Name	Positions and Offices with Underwriter	Positions and Offices with the Trust
William J. Strait	President, General Counsel, Secretary and Manager	None
Daniel Applegarth	Treasurer/and Financial Operations Principal	None
Janelle Hardy	V.P. Compliance	None
Mike Nielsen	Chief Compliance Officer and AML Compliance Officer	None
Kevin Wolf	Manager	None
David Young	Manager	None
Michael Wagner	Manager	None

(c)       Not applicable.

Item 33.  Location of Accounts and Records.

Gemini Fund Services, LLC (“GFS”) is located at 17605 Wright Street, Omaha, Nebraska -68130.

NLD is located at 17605 Wright Street, Omaha, Nebraska 68130.

Brown Brothers Harriman & Co. (“BBH”) is located at 50 Post Office Square, Boston, Massachusetts 02110. BBH keeps records regarding securities and other Trust assets in custody and in transfer, bank statements, canceled checks, financial books and records.

Arrow Investment Advisors, LLC is located at 6100 Chevy Chase Drive, Suite 100, Laurel, Maryland 20707

Item 34.  Management Services.

Not applicable.

Item 35.  Undertakings.

None.

SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act, the Fund certifies that it meets all of the requirements for effectiveness of this registration statement pursuant to Rule 485(b) under the Securities Act and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Columbus, State of Ohio, on the 7th day of June, 2019.

ARROW ETF TRUST

By:	/s/ JoAnn Strasser
Attorney-in-Fact

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the date indicated:

SIGNATURE	TITLE	DATE

/s/ Joseph Barrato	President and Principal Executive Officer	June 7, 2019
Joseph Barrato

/s/ Sam Singh	Treasurer and Principal Financial Officer	June 7, 2019
Sam Singh

/s/ Robert S. Andrialis*	Trustee	June 7, 2019
Robert S. Andrialis

/s/ Paul Montgomery*	Trustee	June 7, 2019
Paul Montgomery

/s/ Thomas T. Sarkany*	Trustee	June 7, 2019
Thomas T. Sarkany

/s/ Joseph Barrato	Trustee	June 7, 2019
Joseph Barrato

* By: /s/ JoAnn Strasser

JoAnn Strasser

Attorney-in-Fact

EXHIBIT INDEX

(e)(i) ETF Distribution Agreement with Northern Lights Distributors, LLC

(h)(i) ETF Fund Services Agreement with Gemini Fund Services, LLC